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December 22, 2010	Writer’s Direct Contact 212.468.8088 Nevans@mofo.com
David L. Orlic
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Presidential Realty Corporation
Amendment No. 1 to Schedule 13E-3
Filed on December 6, 2010
File No. 005-34516
Revised Preliminary Proxy Statement on Schedule 14A
Filed on December 6, 2010
File No. 001-08594
Dear Mr. Orlic and Mr. Duchovny:
On behalf of our client, Presidential Realty Corporation (the “Company”), we are filing today with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3”) and a revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Below, we provide responses to the comments raised by the staff (the “Staff”) in its comment letter dated December 20, 2010. We have indicated the comments from the Staff in bold face type and the responses in regular type.
Amendment No. 1 to Schedule 13E-3
General
1.	We note your response to comment 2 from our prior letter. Each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to our prior letter. For example, include a statement as to whether each person individually believes the Rule 13e-3 transaction to be procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which they relied in

David L. Orlic
Daniel F. Duchovny
December 22, 2010
Page Two
reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of SEC Release No. 34-17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure.
The requested disclosure has been added to the Proxy Statement. Please see, e.g., “Special Factors—Reasons for the Liquidation” and “—Recommendation of the Presidential Board.”
2.	Ensure that each new filer signs the Schedule 13E-3 in his individual capacity, and not as an officer or director of the company. Please also add each new filer on the cover page of the schedule.
Please see the cover page and the signature pages of the Amendment No. 2 to the Schedule 13E-3.
3.	Your revised signature pages do not include a signature for the company. In your next amendment, please ensure that the company signs the schedule.
Please see the signature page of the company in the Amendment No. 2 to the Schedule 13E-3.
Item 13. Financial Statements, page 6
4.	Please include the ratio of earnings to fixed charges in your summary financial statements. See item 1010(c)(4) of Regulation M-A.
Please see “Summary Financial Information” in the Proxy Statement.
Revised Preliminary Proxy Statement on Schedule 14A
General
5.	As noted in prior comment 10, please revise your fairness statements to address fairness to unaffiliated security holders, consistent with the requirements of Item 1014(a) of Regulation M-A.
The requested disclosure has been added to the Proxy Statement. Please see, e.g., “Special Factors—Recommendation of the Special Committee of the Board” and “Special Factors—Recommendation of the Presidential Board.”

David L. Orlic
Daniel F. Duchovny
December 22, 2010
Page Three
Forms of Proxy
6.	We note your response to prior comment 9. Please clearly mark your forms of proxy as “Preliminary Copies.” See Rule 14a-6(e)(1) under the Exchange Act.
Please see the revised forms of proxy.
7.	We note your response to prior comment 28. Your proxy cards provide that they may be voted on such other matters as may properly come before the meeting. We continue to question how this is consistent with Rule 14a-4(c), which permits the use of discretionary authority to vote on a matter only if you did not have notice of the matter at least 45 days before the date on which you first sent your proxy materials for the prior year’s annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. Please advise, or revise your proxy.
Please see the answer to the question entitled “What am I being asked to vote upon at the Annual Meeting” in the section entitled “Questions and Answers about the Annual Meeting” of the Proxy Statement and “Other Matters — Other Proposals.”
* * * * *
In responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David L. Orlic
Daniel F. Duchovny
December 22, 2010
Page Four
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 468-8088.
Sincerely,
Nilene R. Evans
cc: Jeffrey F. Joseph